Bionovo, Inc.

5858 Horton Street

Suite 400

Emeryville, CA 94608

(510) 601-2000

January 26, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bionovo, Inc. Registration Statement on Form S-1
Filed December 16, 2010
File No. 333-171208

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Bionovo, Inc., a Delaware corporation (the “Registrant”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. on January 27, 2011, or as soon thereafter as practicable.

The Registrant acknowledges that:

(a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Tom C. Chesterman
Tom C. Chesterman Senior Vice President and Chief Financial Officer

U.S. Securities and Exchange Commission

January 26, 2011

Acknowledged and agreed as of this 26th day of January, 2011 by: COWEN & COMPANY, LLC

By:	/s/ Grant Miller
	Name:	Grant Miller
	Title:	Managing Director